UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, August 11th, 2010

Results for the six-month period ended on June 30th, 2010

Pampa Energía S.A. ( Pampa or the Company ), announces the results for the six-month period ended on June 30th, 2010.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that through its subsidiaries participates in the generation, transmission and distribution of electricity,  announces the results for the six-month period ended on June 30th, 2010:

Consolidated net sales of AR$2,273.7 million, 10.3% greater than the AR$2,062.2 million for the same period of 2009, mainly due to 23.9% (AR$203.0 million) and 2.9% (AR$30.7 million) increases in net sales from our generation and distribution segments, respectively, partially offset by reductions in net sales of 11.3% (AR$17.1 million) and 97.8% (AR$8.8 million) from our transmission and holding segments, respectively.

Consolidated EBITDA[1] of AR$356.7 million, 21.8% lower than the AR$456.0 million for the same period of 2009, mainly due to decreases of 19.2% (AR$34.7 million), 17.5% (AR$8.6 million), and 25.7% (AR$62.6 million) in the generation, transmission and distribution segments, respectively, partially offset by a reduction in the loss in the holding segment (AR$6.5 million).

Consolidated net loss of AR$82.0 million, compared to a consolidated net gain of AR$196.2 million for the same period of 2009, mainly due to a reduction in operating income, lower gains from the repurchases of our own subsidiaries debt, and the loss from the write off of the investment in San Antonio Global that was recorded in our holding segment during this period.

Buenos Aires Stock Exchange
Ticker: PAMP
NYSE
Ticker: PAM

1 ADS = 25 ordinary shares

For further information, contact:
Ricardo Torres. CEO
Mariano Batistella. Responsible for
Strategic Planning and Investor
Relations

Tel +54-11-4809-9500
investor@pampaenergia.com
www.pampaenergia.com/ir

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Main results of the 2nd quarter of 20101:

Consolidated net sales of AR$1,233.5 million in the second quarter of 2010, 20.5% greater than the AR$1,023.6 million for the same period of 2009, mainly due to increases in net sales of 48.5% (AR$213.4 million) and 1.8% (AR$9.2 million) from our generation and distribution segments, respectively, that compensated for decreases in net sales of 13.3% (AR$9.9 million) and 95.6% (AR$3.5 million) from our transmission and holding segments, respectively.

Consolidated EBITDA2 of AR$165.6 million, 18.3% lower than the AR$202.6 million for the same period of 2009, mainly due to a 15.1% (AR$10.0 million) increase in the generation segment and a reduction in losses of AR$0.8 million in the holding segment that were more than offset by reductions of 23.6% (AR$6.0 million) in the transmission segment and of 35.6% (AR$41.9 million) in the distribution segment.

Consolidated net loss of AR$87.2 million in the second quarter of 2010, compared to a consolidated net gain of AR$138.1 million for the same period of 2009, mainly due to a reduction in operating income, lower gains from the repurchases of our own subsidiaries debt and the loss from the write off of the investment in San Antonio Global that was recorded in our holding segment during this period.

1. Bonds repurchases

1.1 | Subsidiaries Bonds Repurchases

     In 2010, we have continued repurchasing bonds issued by Edenor, EASA, Transener, Central Térmica Güemes and Central Térmica Loma de la Lata.

     During the sixth-month period ended on June 30, 2010, Pampa and its subsidiaries have repurchased a total of US$31.5 million of the principal amount of its subsidiaries bonds at an average price of 89% of par value. As a result of these acquisitions, Pampa recorded a consolidated gain of AR$11.9 million.

     As of June 30th, 2010, and including the repurchases done in 2008, 2009, and 2010, Pampa and its subsidiaries have repurchased a total of US$365.8 million of principal amount of bonds at an average price of 55% of par value. The following tables summarize our bonds outstanding in pesos and dollars, the repurchases made and the gains generated by repurchases as of June 30th, 2010:

1 The financial information presented in this document for the quarters ended on June 30th of 2010 and of 2009 are based on unaudited financial statements prepared according to the accounting standards in force in Argentina corresponding to the six-month periods ended on June 30th of 2010 and of 2009, and the three-month periods ended on March 31st of 2010 and of 2009.

2 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Bonds in US$

			Amount	Amount	Amount	Repurchase
			Issued	Repurchased[1]	Outstanding	Results[2]
Subsidiary	Long-Term Notes	Maturity	(US$ thousands)	(US$ thousands)	(US$ thousands)	(AR$ thousands)	Agreed rate
Transener	At Par fixed rate	2016	220.000	97.458	122.542	143.600	8,875%
	At Par class 6 [3]	2016	12.397	9.322	3.075		3% to 7%
	At Par variable rate	2019	12.656	0	12.656		Libor + 0% to 2%
Edenor	At par fixed rate	2016	80.048	64.761	15.287	175.119	3% to 10%
	At Par fixed rate	2017	220.000	71.310	148.690		10,5%
EASA	At Par fixed rate	2017	12.874	234	12.640	101.852	3% to 5%

	At Discount fixed rate	2016	81.997	80.829	1.168		11%
CTG	At Par fixed rate	2013	6.069	1.547	4.522	17.898	2,0%
	At Par fixed rate	2017	22.030	18.196	3.834		10,5%
Loma de la Lata[4]	At Discount fixed rate	2015	189.299	22.137	167.162	9.180	11,25%
Total			857.370	365.794	491.576	447.648
[1] 100%, not adjusted for minority interests.
[2] Includes AR$435.8 million as of December 31st, 2009. Does not include income tax expense and minority interests.
[3] Amount issued refers to the amount outstanding as of December 31st, 2008.
[4] Amount issued includes capitalized interest.

Bonds in AR$

Subsidiary	Long and Short-Term Notes	Maturity	Amount Issued (AR$ thousands)	Amount Repurchased (AR$ thousands)	Amount Outstanding (AR$ thousands)	Repurchase Results (AR$ thousands)	Agreed rate
Edenor	At Par variable rate	2013	69.879(1)	0	69.879(1)	0	Badlar Privada + 6,75%
	Short-term note	2010	48.380	0	48.380		Badlar Privada + 3,00%
CPB						0
	Short-term note	2011	66.295	0	66.295		Badlar Privada + 3,00%
Total			184.554	0	184.554	0
[1] Debt Remaining as of 06/30/2010

     It is important to note that the funds for these repurchases were raised through various shareholders capital contributions received through capital increases at Pampa and its subsidiaries. In the case of bonds repurchased by Pampa, funds remaining from the AR$1,300 million capital increase of February 2007 were used. The bonds acquired by Edenor were purchased with the funds remaining from the US$61 million capital increase of April 2007. Meanwhile, the bonds repurchased by Transener were mainly financed by the collection of the amortization of the canon for the Fourth Line.

     Finally, from July 1st, 2010 until the date of this report, Pampa and its subsidiaries have repurchased a total of US$7.3 million in face value of its subsidiaries bonds, having paid US$7.1 million.

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2. Relevant Events

2.1 | Investment in San Antonio Global Ltd.

     As of June 30, 2010 Pampa Inversiones had in its portfolio 2,436,010 common shares of San Antonio Global Ltd. ("San Antonio"), representing 4.5% of its equity capital. San Antonio is a leading company in integral solutions for drilling, services, and management within the gas and oil industry.

     Following the end of the second quarter of 2010, and as a consequence of the restructuring of a portion of their financial liabilities, San Antonio has requested a capital increase of approximately US$112 million from its shareholders or interested third-parties in which Pampa Inversiones Board of Directors elected not to participate.

     As a consequence, Pampa Inversiones has revalued the estimated recoverable value of its investment in San Antonio, recognizing a write off of AR$78 million that is included in Financial and holding results generated by assets within our Income Statement.

2.2 | Sale of Participation in Ingentis

     On July 16, 2010, Inversora Ingentis accepted an irrevocable offer from Petrominera Chubut S.E., to sell 10.95% of its shares in Ingentis S.A. ( Ingentis ). The price of the deal amounts to AR$33.4 million, payable 50% on the date of the closing of the transaction and the remaining 50% in 24 monthly installments, the first of these due six month from the closing date, plus an agreed upon interest. In this manner, Inversora Ingentis reduces its participation in Ingentis to 50.05%.

     Furthermore, the offer anticipates that the parties to the agreement will make their best efforts to reach an agreement with the Province of Chubut for a reduction of capital of Ingentis S.A. with the final goal being for Inversora Ingentis to end its participation in this company. Such a capital reduction would imply the distribution of certain assets that Ingentis S.A. owns and it would allow its shareholders to move forward independently in pursue of their own projects.

2.3 | Purchase of Gas Plus from Apache and Partnership Agreement

     On August 6, Pampa, through its subsidiaries Petrolera Pampa S.A. and Central Térmica Loma de la Lata S.A., and Apache Energía Argentina S.R.L. ("Apache") signed a letter of intent to jointly engage in the development and exploitation of unconventional gas repositories and has also placed an irrevocable bid for the purchase of natural gas within the framework of the Gas Plus program launched by the Argentine Government.

     The partnership with Apache would allow the production of an additional 700,000 m3/day of non conventional natural gas, from reservoirs with low permeability, at the Anticlinal Campamento and Estación Fernández Oro areas, in the provinces of Neuquén and Río Negro. Pampa would have a 15% participation in the necessary investments for the development of this gas production, estimated to be approximately US$8 million, allowing Pampa to obtain its proportional participation in the production. All of this additional production will be assigned to the supply of Central Térmica Loma de la Lata.

     Simultaneously, the parties placed an irrevocable bid for the acquisition of 800,000 m3/day of Gas Plus from Apache for a three year period, seeking also to ensure the gas supply required by Central Térmica Loma de la Lata. The agreed upon price for Gas Plus, authorized by the Secretariat of Energy, is US$5.00/MMBtu.

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3. Financial Highlights

3.1 |Consolidated Balance Sheet (AR$)

	06.30.10		06.30.10
ASSETS		LIABILITIES
CURRENT ASSETS		CURRENT LIABILITIES
Cash and banks	117.793.706	Accounts payable	508.676.880
ST Investments	575.278.435	Financial debt	690.883.143
Trade receivables, net	767.177.973	Salaries and social security payable	147.855.882
Other receivables, net	307.976.231	Tax payable	189.470.303
Inventories	28.484.028	Other liabilities	61.349.914
Other assets	227.423.815	Provisions	60.216.000
Total current assets	2.024.134.188
		Total current liabilities	1.658.452.122
NON-CURRENT ASSETS
Trade receivables	281.120.982	NON-CURRENT LIABILITIES
LT Investments	68.822.719	Accounts payable	80.617.484
Other receivables, net	190.843.649	Financial debt	1.746.626.511
Inventories	19.974.269	Salaries and social security payable	62.871.602
Fixed assets, net	6.351.098.678	Taxes payable	567.482.102
Intangible assets, net	279.260.489	Other payables	809.373.337
Other assets	101.652.579	Provisions	17.519.401
Sub-total non-current assets	7.292.773.365	Total non-current liabilities	3.284.490.437
		Total liabilities	4.942.942.559

Goodwill, net	582.720.560	Minority interest	1.697.499.135

Total non-current assets	7.875.493.925	Shareholders equity	3.259.186.419

Total assets	9.899.628.113	Total liabilities, minority interest and shareholders equity	9.899.628.113

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3.2 | Consolidated Income Statements (AR$)

	Six months ended June 30 of
	2010	2009
Sales revenue	2.273.734.915	2.062.195.050
Cost of sales	(1.821.270.046)	(1.570.217.598)
Gross profit	452.464.869	491.977.452
Selling expenses	(101.737.565)	(64.132.572)
Administrative expenses	(160.505.945)	(136.744.246)
Goodwill amortization	(9.954.649)	(9.981.145)
Operating income	180.266.710	281.119.489
Financial and holding results generated by assets:
Interest income	18.828.250	23.859.522
Taxes and commissions	(28.283.550)	(31.707.343)
Foreign currency exchange difference	19.915.367	77.074.567
Result of receivables measured at present value	9.973.062	(3.403.420)
Holding results of financial assets	(7.877.237)	94.431.348
Impairment of Investments	(77.946.474)	-
Impairment of fixed assets and other assets	(431.064)	(17.617.332)
Other financial results	2.784.526	2.989.494
Sub-total	(63.037.120)	145.626.836
Financial and holding results generated by liabilities:
Interest expense	(87.142.387)	(106.973.389)
Foreign currency exchange difference	(47.925.437)	(172.069.386)
Financial debt repurchase results	11.891.777	209.936.300
Taxes and commissions	(7.621.178)	(4.110.536)
Sub-total	(130.797.225)	(73.217.011)
Total financial and holding results, net	(193.834.345)	72.409.825
Other income and expenses, net	232.690	15.116.100
Income before income taxes and minority interest	(13.334.945)	368.645.414
Income tax and tax on assets	(53.497.103)	(98.235.392)
Minority interest	(15.132.168)	(74.239.894)
Net income	(81.964.216)	196.170.128

Basic income per share	(0,0624)	0,1465
Diluted income per share	(0,0561)	0,1436

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3.3 | Consolidated Income Statements 2Q10 y 2Q09 (AR$)

	2Q10	2Q09
Sales revenue	1.233.535.152	1.023.644.302
Cost of sales	(1.020.157.889)	(814.172.878)
Gross profit	213.377.263	209.471.424
Selling expenses	(51.068.187)	(18.410.432)
Administrative expenses	(81.939.475)	(70.602.784)
Goodwill amortization	(5.000.440)	(4.989.778)
Operating income	75.369.161	115.468.430
Financial and holding results generated by assets:
Interest income	12.187.740	11.454.254
Taxes and commissions	(17.404.881)	(18.924.953)
Foreign currency exchange difference	2.701.517	28.083.580
Result of receivables measured at present value	1.938.657	(7.618.806)
Holding results of financial assets	6.937.802	68.884.651
Impairment of Investments	12.408	(991.660)
Impairment of fixed assets and other assets	(77.946.474)	-
Other financial results	(1.630.950)	3.196.276
Sub-total	(73.204.181)	84.083.342
Financial and holding results generated by liabilities:
Interest expense	(45.684.729)	(41.785.562)
Foreign currency exchange difference	(4.163.445)	(51.727.077)
Financial debt repurchase results	833.535	87.281.694
Taxes and commissions	1.441.210	2.642.763
Other financial results	(5.802.633)	2.201.777
Sub-total	(53.376.062)	(1.386.405)
Total financial and holding results, net	(126.580.243)	82.696.937
Other income and expenses, net	(5.329.270)	18.587.379
Income before income taxes and minority interest	(56.540.352)	216.752.746
Income tax and tax on assets	(26.847.378)	(44.257.606)
Minority interest	(3.808.638)	(34.422.432)
Net income	(87.196.368)	138.072.708

Basic income per share	(0,0664)	0,1037
Diluted income per share	(0,0597)	0,1008

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4 | Results analysis for the second quarter ended on June 30th, 2010 compared to the second quarter ended on June 30th, 2009

     During the second quarter of 2010, we recorded consolidated net sales of AR$1,233.5 million, 20.5% greater than the AR$1,023.6 million for the same period of 2009, mainly due to increases in net sales of 48.5% (AR$213.4 million) and 1.8% (AR$9.2 million) in the generation and distribution segments, respectively, partially offset by decreases in net sales of 13.3% (AR$9.9 million) and of 95.6% (AR$3.5 million) in the transmission and holding segments, respectively.

     Consolidated EBITDA1 for the second quarter of 2010 amounted to AR$165.6 million, 18.3% lower than the AR$202.6 million for the same period of 2009, mainly due to a 15.1% (AR$10.0 million) increase in the generation segment and a reduction in losses of AR$0.8 million in the holding segment that were more than offset by reductions of 23.6% (AR$6.0 million) in the transmission segment and of 35.6% (AR$41.9 million) in the distribution segment.

     Also, we have recorded a consolidated gain on the repurchase of our own subsidiaries debt of AR$0.8 million, lower than the AR$87.3 million for the same period of 2009, due to a lower volume of bonds repurchased during the second quarter of 2010 and increased prices in the market.

     Finally, we have presented a consolidated net loss of AR$87.2 million, compared to a consolidated net gain of AR$138.1 million for the same period of 2009, mainly due to a reduction in operating income, lower gains from the repurchases of our own subsidiaries debt and the loss from the write off of the investment in San Antonio Global that was recorded in our holding segment during this period.

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Generation Segment

				Six months ended on June 30 of:
			Change
Generation Segment, consolidated (AR$ millions)	2Q10	2Q09	2Q10	2010	2009	Change
Sales revenue	653,8	440,4	48,5%	1.051,8	848,8	23,9%
Cost of sales	(565,3)	(362,5)	55,9%	(880,0)	(657,4)	33,9%
Gross profit	88,6	77,9	13,7%	171,8	191,4	-10,2%
Selling expenses	(7,1)	(5,8)	23,2%	(11,2)	(7,8)	43,3%
Administrative expenses	(23,4)	(21,3)	9,9%	(46,5)	(34,3)	35,5%
Goodwill amortization	(3,8)	(3,7)	1,8%	(7,6)	(7,5)	1,8%
Operating income	54,3	47,1	15,3%	106,5	141,8	-24,9%
Financial and holding results:
Generated by assets	8,5	28,1	-69,6%	28,4	70,1	-59,4%
Generated by liabilities	(14,9)	(23,5)	-36,7%	(48,0)	(89,9)	-46,6%
Other income and expenses, net	1,0	(1,5)	NA	1,0	0,3	195,9%
(Loss) Gain before income tax and minority interest	49,0	50,3	-2,5%	87,9	122,3	-28,1%
Income tax	(18,8)	(16,2)	15,6%	(34,3)	(46,4)	-26,1%
Minority interest	(10,2)	(8,1)	26,2%	(22,9)	(24,2)	-5,4%
Net income (Loss) for the period	20,0	25,9	-22,8%	30,8	51,7	-40,6%

EBITDA[1]	76,0	66,0	15,1%	146,0	180,6	-19,2%

     Net sales in the second quarter of 2010 from our generation activities increased by 48.5% to AR$653.8 million from AR$440.4 million for the same period of 2009, mainly due to a decrease in the amount of electricity sold that was more than more than offset by an increase in the average electricity prices in the period. Net consolidated sales of the segment include sales of energy and services, and we eliminate the intercompany sales within the segment. In the second quarters of 2010 and 2009 energy sales were AR$652.7 million and AR$442.1 million, respectively, sales of services (from Pampa Generacion) were AR$19.2 million and AR$10.4 million, respectively, intercompany eliminations for sales of services were AR$17.3 million and AR$9.2 million, respectively, and intercompany eliminations for other sales were AR$0.7 million and AR$2.9 million, respectively. The AR$210.5 million increase in energy sales was mainly due to the fact that the increase in the average electricity prices calculated for our subsidiaries (AR$311.7 per MWh for the second quarter of 2010, compared to AR$203.0 per MWh for the same period of 2009, that would represent an increase of AR$236.9 million), more than compensated the decrease in the quantity of electricity sold (2,094.0 GWh in the second quarter of 2010, compared to 2,178.6 GWh for the same period of 2009, that would represent a reduction of AR$26.4 million). Average electricity prices increases reflect the average fuel cost increases (especially the higher cost and consumption of fuel oil at Piedra Buena), the higher price of electricity of our term electricity contracts (Güemes, export contracts), and the increase in sales from Energy Plus contracts. The decreased generation of the second quarter is due to a reduction in generation at Central Térmica Loma de la Lata, Central Piedra Buena, and Central Térmica Güemes, mainly explained by a lower utilization required by the system and lower availability of natural gas. Also, an increase in maintenance work was performed at Central Térmica Güemes while work was also undertaken at Central Térmica Loma de la Lata to adapt gas turbines in order to connect them to perform as a closed cycle.

     The cost of sales increased by 55.9% to AR$565.3 million in the second quarter of 2010 from AR$362.5 million in the same period of 2009, primarily due to a AR$165.5 million increase in the cost of fuel expenses (mostly due to the higher cost and volume of fuel oil in the second quarter of 2010),

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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an increase in the cost of energy purchases of AR$7.4 million at our hydro units and of AR$22.9 million at our thermal units, and to an increase in personnel and third party fees costs of AR$0.3 million at our hydro units and of AR$7.3 million at our thermal units.

     Therefore, the gross profit related to our generation activities increased by 13.7% to AR$88.6 million in the second quarter of 2010 from AR$77.9 million in the same period of 2009, mainly due to the higher average electricity prices than more than compensated the lower volume of electricity sold and the increase in cost of sales. The gross margin related to our generation activities decreased by 23.4% to 13.5% over sales for the second quarter of 2010 from 17.7% over sales for the same period of 2009, primarily due to an increase in energy purchases to supply contracts and to the higher impact, per unit of sales, of fixed operation costs due to its increase and to the lower generation between the periods being compared, at our thermal generation units.

     The selling expenses increased to AR$7.1 million in the second quarter of 2010 from AR$5.8 million in the same period of 2009. In addition, administrative expenses increased to AR$23.4 million for the second quarter of 2010 from AR$21.3 million in the same period of 2009.

     The operating income related to our generation activities increased by 15.3% to AR$54.3 million for the second quarter of 2010, from AR$47.1 million in the same period of 2009. The total operating margin related to our generation activities decreased by 22.4% to 8.3% over sales for the second quarter of 2010 from 10.7 % over sales for the same period of 2009, mainly as a consequence of the reduction in the gross margin.

     Consolidated EBITDA1 associated with our generation activities increased 15.1% to AR$76.0 million in the second quarter of 2010, compared to AR$66.0 million in the same period of 2009.

     Financial and holding results, net, related to our generation activities represented a loss of AR$6.3 million for the second quarter of 2010 compared to a gain of AR$4.7 million for the same period of 2009, primarily due to losses generated by net interest expenses (AR$8.7 million) and losses generated by other results net (AR$9.6 million), that were partially compensated by gains from holding results on financial assets (AR$3.7 million) and by gains from net foreign exchange differences (AR$7.4 million). In the same period of 2009 our generation segment registered losses from net interest expenses (AR$20.9 million) and from impairment of assets (AR$1.0 million) that were more than offset by gains on net foreign exchange differences (AR$6.5 million), gains from the holding of financial assets (AR$9.0 million) and others.

     The generation segment had other income, net of AR$1.0 million for the second quarter of 2010. Additionally, the generation segment recorded a charge for income taxes of AR$18.8 million for the second quarter of 2010 and a charge for minority interests of AR$10.2 million.

     Finally, our generation activities recorded a net gain of AR$20.0 million for the second quarter of 2010, compared to net gain of AR$25.9 million for the same period of 2009.

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Transmission Segment

				Six months ended on June 30 of:
			Change
Transmission Segment, consolidated (AR$ millions)	2Q10	2Q09	2Q10	2010	2009	Change
Sales revenue	64,2	74,1	-13,3%	134,5	151,6	-11,3%
Cost of sales	(49,8)	(55,5)	-10,3%	(104,6)	(116,0)	-9,8%
Gross profit	14,4	18,6	-22,2%	29,9	35,6	-16,1%
Selling expenses	-	-	NA	-	-	NA
Administrative expenses	(10,5)	(8,6)	22,9%	(20,2)	(16,9)	19,4%
Goodwill amortization	0,2	0,2	-4,6%	0,4	0,4	7,0%
Operating income	4,1	10,2	-59,7%	10,1	19,1	-47,2%
Financial and holding results:
Generated by assets	2,3	5,9	-61,5%	2,9	7,9	-63,5%
Generated by liabilities	(13,5)	(6,1)	121,3%	(27,6)	2,5	NA
Other income and expenses, net	1,2	1,7	-28,5%	1,6	1,7	-3,5%
(Loss) Gain before income tax and minority interest	(5,9)	11,7	-150,6%	(13,0)	31,2	-141,6%
Income tax	0,3	(3,9)	NA	0,8	(3,0)	NA
Minority interest	3,4	(3,6)	NA	7,1	(12,8)	NA
Net income (Loss) for the period	(2,3)	4,2	-154,2%	(5,1)	15,5	-133,1%

EBITDA[1]	19,4	25,4	-23,6%	40,6	40,7	-17,5%

Transener`s Consolidation Summary (AR$ millions)	2Q10	2Q09
Net Income (Loss) Transener	(13,5)	11,0
- 73.6% M inority Interests	9,9	(8,1)
- Other consolidation adjustments[2]	1,3	1,3
Net Income (Loss) Transmission Segment	(2,3)	4,2

     Net sales in connection with our transmission activities decreased by 13.3% to AR$64.2 million for the second quarter of 2010, compared to AR$74.1 million for the same period of 2009. Net regulated sales decreased to AR$34.0 million for the second quarter of 2010, from AR$39.6 million for the same period of 2009, mostly due to the recognition in the second quarter of 2010 of the monetary penalties paid in this period related to the effect over service quality of the fire of a transformer station in May 2007 (AR$3.7 million). Royalties for the Fourth Line where almost level at AR$10.9 million for the second quarter of 2010 compared to AR$10.7 million for the same period of 2009. Other net revenues decreased to AR$19.3 million for the second quarter of 2010 from AR$23.7 million for the second quarter of 2009 mainly as the result of the reduction (AR$7.3 million) of sales related to the installation and construction work at the transforming stations of Bahia Blanca, Chocón and El Recreo that were included in the second quarter of 2009 that were partially compensated by an increase in supervisory fees (AR$3.3 million) and by the increase in non regulated sales at Transba and Transener Internacional (AR$0.8 million).

     The cost of sales decreased by 10.3% to AR$49.8 million in the second quarter of 2010 compared to AR$55.5 million for the same period of 2009, mainly due to a decrease in materials for

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Includes adjustments to deferred tax liabilities generated by fixed assets and goodwill amortization.

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work related to the completion of installation and construction work described above that more than compensated wage increases amongst periods.

     Therefore, gross profit related to our transmission activities decreased by 22.2% to AR$14.4 million for the second quarter of 2010 from AR$18.6 million for the same period of 2009, primarily due to the decrease in net regulated sales and the increase in salaries and social security charges. The gross margin related to our transmission activities decreased 10.3% to 22.5% over sales for the second quarter of 2010 compared to 25.1% over sales for the same period of 2009 mainly due to wages increases.

     We do not record selling expenses related to our transmission activities. Administrative expenses increased by 22.9% to AR$10.5 million for the second quarter of 2010 from AR$8.6 million for the same period of 2009.

     Operating income decreased by 59.7% to AR$4.1 million for the second quarter of 2010 from AR$10.2 million in the same period of 2009. The total operating margin decreased to 6.4% over sales for the second quarter of 2010 from 13.8% over sales for the same period of 2009, reflecting mainly the impact of wages increases.

     The consolidated EBITDA1 related to our transmission activities decreased by 23.6% to AR$19.4 million for the second quarter of 2010 from AR$25.4 million in the same period of 2009, mainly explained by a decrease in regulated sales and to increases in wages.

     Financial and holding results, net, represented a loss of AR$11.2 million for the second quarter of 2010 compared to a loss of AR$0.2 million for the same period of 2009, primarily due to the losses generated by net interest expenses (AR$8.2 million) and by net foreign exchange differences (AR$1.9 million). In the same period of 2009 our transmission segment recorded losses related to foreign currency exchange differences (AR$5.7 million) and for net interest expenses (AR$5.6 million) and others, that were partially compensated by gains from the repurchase of Transener s own financial debt (AR$12.2 million).

     The transmission segment had other income, net of AR$1.2 million for the second quarter of 2010. Additionally, the transmission segment recorded a benefit for income taxes of AR$0.3 million for the second quarter of 2010 and a benefit for minority interest of AR$3.4 million.

     Finally, our transmission activities recorded a net loss of AR$2.3 million for the second quarter of 2010, compared to a net gain of AR$4.2 million for the same period of 2009.

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Distribution Segment

				Six months ended on June 30 of:
			Change
Distribution Segment, consolidated (AR$ million)	2Q10	2Q09	2Q10	2010	2009	Change
Sales revenue	517,4	508,3	1,8%	1.090,9	1.060,2	2,9%
Cost of sales	(405,6)	(395,0)	2,7%	(837,2)	(793,0)	5,6%
Gross profit	111,9	113,3	-1,2%	253,7	267,2	-5,0%
Selling expenses	(43,9)	(12,3)	256,0%	(90,5)	(55,7)	62,4%
Administrative expenses	(41,8)	(31,9)	31,1%	(81,6)	(65,1)	25,5%
Goodwill amortization	(1,4)	(1,4)	0,1%	(2,8)	(2,8)	0,0%
Operating income	24,7	67,6	-63,5%	78,8	143,6	-45,1%
Financial and holding results:
Generated by assets	1,2	18,9	-93,5%	5,9	27,8	-78,7%
Generated by liabilities	(40,9)	(46,9)	-12,8%	(99,4)	(102,9)	-3,4%
Other income and expenses, net	(4,8)	18,6	-125,9%	(8,2)	13,2	-162,2%
(Loss) Gain before income tax and minority interest	(19,8)	58,1	-134,1%	(22,8)	81,8	-127,9%
Income tax	2,0	(25,1)	NA	(5,7)	(48,1)	-88,2%
Minority interest	3,0	(22,7)	NA	0,6	(37,3)	NA
Net income (Loss) for the period	(14,8)	10,4	-243,3%	(27,9)	(3,6)	675,1%

EBITDA[1]	75,6	117,5	-35,6%	180,5	243,1	-25,7%

Edenor`s Consolidation Summary (AR$ millions)	2Q10	2Q09
Net Income (Loss) Edenor	(6,3)	46,9
- 48.5% M inority Interests	3,0	(22,7)
- Loss Holding Company - EASA[2]	(12,3)	(12,9)
- Other consolidation adjustments[3]	0,7	(0,8)
Net Income (Loss) Distribution Segment	(14,8)	10,4

     Net sales in connection with our distribution activities increased by 1.8% to AR$517.4 million for the second quarter of 2010 compared to AR$508.3 million for the same period of 2009, mainly due to an increase in the volume of energy sold (an increase of 4.5% between the two quarters) which was partially offset by a decrease in the energy purchase price applied to certain customers due to the application of the new tariff scheme from June 1, 2010. The modification to the tariff scheme did not have any effect on the portion of the tariff that is received by Edenor (the value added of distribution, or VAD).

     Cost of sales increased by 2.7% to AR$405.6 million for the second quarter of 2010 compared to AR$395.0 million for the same period of 2009, mainly due to the increase in third party fees and in salaries and social security charges related to wages increases that more than offset the reduction in the cost of energy purchases.

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Does not include results from its participation in controlled company, Edenor.
3 Includes depreciation for the higher value of fixed assets and of intangible assets recognized at the time of the acquisition, differences for deferred tax liabilities and goodwill amortization.

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     Therefore, gross profit related to our distribution activities decreased by 1.2% to AR$111.9 million for the second quarter of 2010 compared to AR$113.3 million for the same period of 2009. The gross margin related to our distribution activities decreased by 3.0% to 21.6% over sales for the second quarter of 2010 from 22.3% over sales for the same period of 2009. Both values reflect mainly the impact of wages increases.

     Selling expenses increased to AR$43.9 million for the second quarter of 2010 compared to AR$12.3 million for the same period of 2009, primarily due to the recovery of allowances for doubtful accounts (AR$21.5 million) that were recorded in the second quarter of 2009 which reverted in the second quarter of 2010 where we recorded an increase in allowances for doubtful accounts of AR$4.1 million.

     Administrative expenses increased by 31.1% to AR$41.8 million for the second quarter of 2010 compared to AR$31.9 million for the same period of 2009, primarily due to increases between periods of leases and insurance (AR$3.1 million) and of third party fees and in wages (AR$5.2 million).

     Operating income of our distribution activities decreased by 63.5% to AR$24.7 million for the second quarter of 2010 compared to AR$67.6 million for the same period of 2009. The total operating margin decreased by 64.1% to 4.8% over sales for the second quarter of 2010 from 13.3% over sales for the same period of 2009.

     Consolidated EBITDA1 related to our distribution activities decreased by 35.6% to AR$75.6 million for the second quarter of 2010 compared to AR$117.5 million for the same period of 2009.

     Financial and holding results, net, related to our distribution activities represented a loss of AR$39.7 million for the second quarter of 2010 compared to a loss of AR$28.1 million for the same period of 2009, primarily due to losses related to net interest expenses (AR$20.1 million), related to net foreign exchange differences (AR$12.5 million), and others, that more than compensated gains from the holding of financial assets (AR$4.5 million).

     The distribution segment had other expenses, net of AR$4.8 million for the second quarter of 2010 compared to other income net of AR$18.6 million for the same period of 2009. In the second quarter of 2009 we recorded the recovery of the allowance for tax contingencies for AR$23.4 million. Additionally, the distribution segment recorded a benefit for income taxes of AR$2.0 million for the second quarter of 2010 and a benefit for minority interests of AR$3.0 million.

     Finally, our distribution activities registered a net loss of AR$14.8 million for the second quarter of 2010, compared to a net gain of AR$10.4 million for the same period of 2009.

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Holding Segment

				Six months ended on June 30 of:
			Change
Holding Segment, consolidated (AR$ million)	2Q10	2Q09	2Q10	2010	2009	Change
Sales revenue	0,2	3,7	-95,6%	0,2	9,0	-97,8%
Cost of sales	(0,1)	(1,5)	-91,1%	(0,2)	(4,5)	-96,7%
Gross profit	0,0	2,2	-98,6%	0,0	4,4	-99,0%
Selling expenses	(0,0)	(0,3)	-89,2%	(0,1)	(0,6)	-88,7%
Administrative expenses	(7,7)	(11,3)	-31,8%	(15,1)	(27,1)	-44,1%
Goodwill amortization	-	(0,1)	-100,0%	-	(0,1)	-100,0%
Operating income	(7,7)	(9,5)	-18,7%	(15,2)	(23,4)	-35,2%
Financial and holding results:
Generated by assets	(77,7)	31,5	-346,5%	(84,4)	50,8	-266,2%
Generated by liabilities	8,3	74,8	-88,9%	28,3	106,0	-73,3%
Other income and expenses, net	(2,7)	(0,2)	NA	5,8	(0,1)	NA
(Loss) Gain before income tax and minority interest	(79,8)	96,7	-182,6%	(65,5)	133,3	-149,1%
Income tax	(10,3)	0,9	NA	(14,3)	(0,7)	NA
Minority interest	-	-	NA	-	-	NA
Net income (Loss) for the period	(90,1)	97,6	-192,3%	(79,7)	132,6	-160,1%

EBITDA[1]	(5,4)	(6,2)	-14,2%	(10,4)	(16,9)	-38,4%

     Net sales in connection with our holding segment decreased to AR$0.2 million for the second quarter of 2010 compared to AR$3.7 million for the same period of 2009. In both quarters those sales are all related to sales at our real estate business.

     Cost of sales related to our holding segment represents the cost of sales of our real estate activities, and was ARS0.1 million for the second quarter of 2010 compared to AR$1.5 million for the same period of 2009.

     Therefore, gross profit related to our holding segment decreased to AR$30 thousands for the second quarter of 2010 compared to AR$2.2 million for the same period of 2009, due to the decrease in revenues described above.

     Our selling expenses amounted to AR$33 thousand for the second quarter of 2010 and represented expenses from our real estate activities. Administrative expenses amounted to AR$7.7 million for the second quarter of 2010 compared to AR$11.3 million for the same period of 2009, mainly due to the decrease in third party fees (AR$2.2 million) between periods.

     Operating losses related to our holding segment amounted to AR$7.7 million for the second quarter of 2010 compared to operating losses of AR$9.5 million for the same period of 2009.

     Consolidated EBITDA1 related to our holding segment represented a loss of AR$5.4 million for the second quarter of 2010, mainly explained by reduced sales of the segment that did not compensate for the personnel cost and third parties expenses necessary for providing the services offered to our subsidiaries.

     Financial and holding results, net, related to our holding activities represented a loss of AR$69.4 million for the second quarter of 2010 compared to a gain of AR$106.3 million for the same

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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period of 2009, primarily due to a loss from the write off of the investment in San Antonio Global Ltd. that were held by our subsidiary Pampa Inversiones (AR$77.9 million), which was partially offset by gains generated by net foreign exchange differences (AR$5.7 million), net interest expense (AR$3.4 million) and others. In the second quarter of 2009, our holding segment recorded gains generated by the repurchase of financial debt from our subsidiaries (AR$72.1 million) and by holding of financial assets (AR$23.2 million).

     The holding segment recorded other expenses, net of AR$2.7 million for the second quarter of 2010. Also, the holding segment recorded an income tax charge of AR$10.3 million for the second quarter of 2010.

     Finally, our holding segment registered a net loss of AR$90.1 million for the second quarter of 2010, compared to AR$97.6 million gain for the same period of 2009.

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5. Summary of Electricity Generation

The following table summarizes Pampa s electricity generation assets:

	Hidroelectric		Thermal
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB	Total

Installed Capacity (MW)	265	388	361	369	620	2.003
Maket Share	1,0%	1,4%	1,3%	1,3%	2,2%	7,2%

Net Generation Jan-Jun 2010 (GWh)	431	301	647	319	1.210	2.907
Maket Share	0,8%	0,5%	1,2%	0,6%	2,2%	5,2%
Sales Jan-Jun 2010 (GWh)	588	459	1.084	401	1.648	4.180

Net Generation Jan-Jun 2009 (GWh)	428	327	877	632	1.668	3.933
Variation Net Generation 1H10 - 1H09	0,7%	-8,0%	-26,3%	-49,5%	-27,5%	-26,1%
Sales Jan-Jun 2009 (GWh)	591	490	1.027	641	2.000	4.749

Average Price Jan-Jun 2010 (AR$ / MWh)	149,3	174,6	223,5	161,1	349,5	251,4
Average Gross Margin Jan-Jun 2010 (AR$ / MWh)	59,1	64,9	62,0	11,2	20,6	40,7
Average Gross Margin Jan-Jun 2009 (AR$ / MWh)	51,2	62,3	80,4	17,3	17,4	39,8
Net Generation 2Q 2010 (GWh)	175	111	302	112	826	1.526
Maket Share	0,6%	0,4%	1,1%	0,4%	3,0%	5,6%
Sales 2Q 2010 (GWh)	244	189	447	185	1.029	2.094

Net Generation 2Q 2009 (GWh)	162	105	415	229	862	1.774
Variation Net Generation 2Q10 - 2Q09	7,7%	6,1%	-27,3%	-51,4%	-4,1%	-14,0%
Sales 2Q 2009 (GWh)	233	186	475	236	1.048	2.179

Average Price 2Q 2010 (AR$ / MWh)	171,6	207,0	245,1	149,9	422,1	311,7
Average Gross Margin 2Q 2010 (AR$ / MWh)	60,2	61,2	79,3	-2,8	24,8	41,4
Average Gross Margin 2Q 2009 (AR$ / MWh)	35,7	41,1	39,9	82,9	19,6	34,4
Source: Pampa Energía S.A. and C.A.M.M.E.S.A.

     The decrease in generation in the second quarter of 2010 is explained by a reduction of 51.4%, 27.3%, and 4.1% in generation at Central Térmica Loma de la Lata, Central Térmica Güemes, and Central Piedra Buena, respectively, mainly due to a lower utilization required by the system and lower availability of natural gas. Also, an increase in maintenance work was performed at Central Térmica Guemes while work was also undertaken at Central Térmica Loma de la Lata to adapt gas turbines in order to connect them to perform as a closed cycle.

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6. Expansion Projects

Pampa is currently expanding its installed capacity to be sold both under the Energy Plus Program, whereby generators are able to freely negotiate contracts and prices directly with large consumers and to CAMMESA through Resolution SE N° 220/2007 agreements:

• Loma de la Lata Project. Pampa Energía is expanding Loma de la Lata s current electricity generation capacity by 178 MW by means of converting the plant into a combined cycle systemgenerator. The project will increase Loma de la Lata s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant. In that sense, Loma de la Lata s current 369 MW open cycle operates at an efficiency of approximately 32%. We currently expect that, upon completion of the project, Loma de la Lata s combined cycle will operate at an efficiency of approximately 50% for the resulting total capacity of 547 MW.

The project will require an estimated investment of US$219 million and will be sold both under the Energy Plus Program and to CAMMESA by means of the agreement signed with CAMMESA under Resolution SE N° 220/2007.

• Ingentis Project. The indirectly controlled company, Ingentis S.A., decided to place a turbine for sale and decided to cancel the contract for the acquisition of an additional turbine and certain associated equipment. The company considers this to be the best available alternative given changes in technical and financial conditions that affected the originally planned project (please refer to Relevant Events, 2.2).

• Gas-Fired Engines. This project consists of two gas-fired motor generators with a combined installed capacity of approximately 16 MW and with an efficiency of 43%. Currently, the project is under review.

The following table summarizes the current status of Pampa s expansion projects:

		New	Total	Invested as	Fuel	Estimated
		Capacity	Investment	of Jun 10		Starting
Project	Location	(MW)	(US$ MM)	(US$ MM)		Operating Date
CTG	Salta	100	69	69	Natural Gas (1)	Completed
					Combined Cycle,
Loma de la Lata	Neuquén	178	219	219 (2)	no additional gas	4Q 2010
					required
Total		278	288	288
(1) Provision supported by natural gas royalty assignment agreements.
(2) Includes AR$68.4 million corresponding to investments guaranteeing letters of credit of the project (included in the Consolidated Balance Sheet as Non Current Investments).

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7. Comparison of Information by segment

     Pampa focuses its business primarily on the electricity sector, participating in the generation, transmission and distribution sectors through the legal entities in which the Company holds an equity interest. Through its subsidiaries, and based on the nature, clients and risks involved, the following business segments have been identified:

• Electricity Generation, comprised by the direct and the indirect participation in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Ingentis, Energía Distribuida, Pampa Generación and investments in shares of other companies related to the electricity generation business.

• Electricity Transmission, comprised by the indirect participation in Transener and its subsidiaries.

• Electricity Distribution, comprised by the indirect participation in Edenor and its controlling company Electricidad Argentina S.A. ( EASA ).

• Holding, comprised by the Company s own business, such us consulting, financial investments, and investments in real estate and other companies not related to the electricity sector.

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7.1 | Consolidated Results for the six-month period ended on June 30, 2010 (AR$)

Consolidated Results
(as of June 30th, 2010)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Sales	1.048.132.122	133.822.224	1.090.918.000	164.052	-	2.273.036.398
Intra-segment sales	3.682.221	653.708	-	33.203	(3.670.615)	698.517
Total Sales	1.051.814.343	134.475.932	1.090.918.000	197.255	(3.670.615)	2.273.734.915
Cost of sales	(879.988.479)	(104.606.718)	(837.177.579)	(150.978)	653.708	(1.821.270.046)
Gross Income	171.825.864	29.869.214	253.740.421	46.277	(3.016.907)	452.464.869
Administrative expenses	(46.495.301)	(20.211.634)	(81.647.665)	(15.147.456)	2.996.111	(160.505.945)
Selling expenses	(11.184.997)	-	(90.481.000)	(71.568)	-	(101.737.565)
Goodwill amortization	(7.615.818)	428.146	(2.766.977)	-	-	(9.954.649)
Operating results	106.529.748	10.085.726	78.844.779	(15.172.747)	(20.796)	180.266.710
Financial and holding results:
Generated by assets	28.435.994	2.888.400	5.935.353	(84.440.240)	(15.856.627)	(63.037.120)
Generated by liabilities	(48.008.437)	(27.599.038)	(99.405.054)	28.337.881	15.877.423	(130.797.225)
Other income and expenses, net	986.338	1.641.769	(8.215.160)	5.819.743	-	232.690
(Loss) Gain before income tax and minority
interest	87.943.643	(12.983.143)	(22.840.082)	(65.455.363)	-	(13.334.945)
Income tax	(34.306.204)	764.144	(5.673.822)	(14.281.221)	-	(53.497.103)
Minority interest	(22.876.410)	7.103.242	641.000	-	-	(15.132.168)
Net income (Loss) for the year	30.761.029	(5.115.757)	(27.872.904)	(79.736.584)	-	(81.964.216)
EBITDA[1]	145.961.744	40.630.456	180.532.820	(10.431.323)	(20.796)	356.672.901

Consolidated Assets & Liabilities
(as of June 30th, 2010)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Total assets	4.011.622.249	992.401.432	5.429.812.319	173.238.645	(707.446.532)	9.899.628.113
Total liabilities	2.150.074.317	456.478.403	2.725.309.525	318.526.846	(707.446.532)	4.942.942.559

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500
Building #4	investor@pampaenergia.com	20
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

7.2 | Consolidated Results for the six-month period ended on June 30, 2009 (AR$)

Consolidated Results
(as of June 30th, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Sales	844.583.561	151.435.939	1.060.189.000	5.306.132	-	2.061.514.632
Intra-segment sales	4.200.000	144.994	-	3.651.802	(7.316.378)	680.418
Total Sales	848.783.561	151.580.933	1.060.189.000	8.957.934	(7.316.378)	2.062.195.050
Cost of sales	(657.370.944)	(115.969.814)	(793.028.520)	(4.528.739)	680.419	(1.570.217.598)
Gross Income	191.412.617	35.611.119	267.160.480	4.429.195	(6.635.959)	491.977.452
Administrative expenses	(34.322.832)	(16.923.923)	(65.060.000)	(27.073.450)	6.635.959	(136.744.246)
Selling expenses	(7.803.555)	-	(55.698.000)	(631.017)	-	(64.132.572)
Goodwill amortization	(7.478.502)	400.278	(2.765.605)	(137.316)	-	(9.981.145)
Operating results	141.807.728	19.087.474	143.636.875	(23.412.588)	-	281.119.489
Financial and holding results:
Generated by assets	70.076.211	7.920.228	27.825.000	50.806.946	(11.001.549)	145.626.836
Generated by liabilities	(89.871.118)	2.532.668	(102.879.000)	105.998.890	11.001.549	(73.217.011)
Other income and expenses, net	333.290	1.701.377	13.209.000	(127.567)	-	15.116.100
(Loss) Gain before income tax and minority
interest	122.346.111	31.241.747	81.791.875	133.265.681	-	368.645.414
Income tax	(46.424.018)	(3.019.749)	(48.089.787)	(701.838)	-	(98.235.392)
Minority interest	(24.178.392)	(12.763.502)	(37.298.000)	-	-	(74.239.894)
Net income (Loss) for the year	51.743.701	15.458.496	(3.595.912)	132.563.843	-	196.170.128
EBITDA[1]	180.630.742	49.245.688	243.085.070	(16.937.385)	-	456.024.115

Consolidated Assets & Liabilities
(as of December 31st, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Total assets	3.282.258.220	990.542.752	5.232.764.443	877.591.880	(820.623.369)	9.562.533.926
Total liabilities	1.592.783.820	520.352.778	2.863.963.479	340.957.254	(820.623.369)	4.497.433.962

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500
Building #4	investor@pampaenergia.com	21
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

7.3 | Consolidated Results 2Q 2010 (AR$)

Consolidated Results
(2Q 2010)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Sales	651.990.770	63.625.699	517.421.000	164.052	-	1.233.201.521
Intra-segment sales	1.847.079	573.478	-	-	(2.086.926)	333.631
Total Sales	653.837.849	64.199.177	517.421.000	164.052	(2.086.926)	1.233.535.152
Cost of sales	(565.287.805)	(49.752.578)	(405.557.173)	(133.811)	573.478	(1.020.157.889)
Gross Income	88.550.044	14.446.599	111.863.827	30.241	(1.513.448)	213.377.263
Administrative expenses	(23.365.730)	(10.519.100)	(41.848.569)	(7.707.116)	1.501.040	(81.939.475)
Selling expenses	(7.090.706)	-	(43.944.000)	(33.481)	-	(51.068.187)
Goodwill amortization	(3.808.301)	190.849	(1.382.988)	-	-	(5.000.440)
Operating results	54.285.307	4.118.348	24.688.270	(7.710.356)	(12.408)	75.369.161
Financial and holding results:
Generated by assets	8.546.689	2.276.973	1.226.211	(77.657.616)	(7.596.438)	(73.204.181)
Generated by liabilities	(14.856.024)	(13.486.955)	(40.944.037)	8.302.108	7.608.846	(53.376.062)
Other income and expenses, net	1.025.884	1.181.381	(4.808.834)	(2.727.701)	-	(5.329.270)
(Loss) Gain before income tax and minority
interest	49.001.856	(5.910.253)	(19.838.390)	(79.793.565)	-	(56.540.352)
Income tax	(18.754.766)	267.995	1.957.878	(10.318.485)	-	(26.847.378)
M inority interest	(10.225.667)	3.368.029	3.049.000	-	-	(3.808.638)
Net income (Loss) for the year	20.021.423	(2.274.229)	(14.831.512)	(90.112.050)	-	(87.196.368)
EBITDA[1]	75.967.565	19.402.983	75.623.290	(5.355.165)	(12.408)	165.626.265

Consolidated Assets & Liabilities
(2Q 2010)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Total assets	4.011.622.249	992.401.432	5.429.812.319	173.238.645	(707.446.532)	9.899.628.113
Total liabilities	2.150.074.317	456.478.403	2.725.309.525	318.526.846	(707.446.532)	4.942.942.559

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500
Building #4	investor@pampaenergia.com	22
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

7.4 | Consolidated Results 2Q 2009 (AR$)

Consolidated Results
(2Q 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Sales	439.219.441	73.905.849	508.265.000	1.972.784	-	1.023.363.074
Intra-segment sales	1.175.000	144.994	-	1.734.533	(2.773.299)	281.228
Total Sales	440.394.441	74.050.843	508.265.000	3.707.317	(2.773.299)	1.023.644.302
Cost of sales	(362.541.691)	(55.470.670)	(394.987.006)	(1.507.205)	333.694	(814.172.878)
Gross Income	77.852.750	18.580.173	113.277.994	2.200.112	(2.439.605)	209.471.424
Administrative expenses	(21.255.841)	(8.558.290)	(31.926.000)	(11.302.258)	2.439.605	(70.602.784)
Selling expenses	(5.755.309)	-	(12.345.000)	(310.123)	-	(18.410.432)
Goodwill amortization	(3.739.643)	200.139	(1.381.616)	(68.658)	-	(4.989.778)
Operating results	47.101.957	10.222.022	67.625.378	(9.480.927)	-	115.468.430
Financial and holding results:
Generated by assets	28.121.687	5.909.779	18.853.000	31.505.973	(307.097)	84.083.342
Generated by liabilities	(23.465.119)	(6.095.470)	(46.929.420)	74.796.507	307.097	(1.386.405)
Other income and expenses, net	(1.489.113)	1.651.705	18.593.000	(168.213)	-	18.587.379
(Loss) Gain before income tax and minority
interest	50.269.412	11.688.036	58.141.958	96.653.340	-	216.752.746
Income tax	(16.228.227)	(3.887.030)	(25.079.727)	937.378	-	(44.257.606)
Minority interest	(8.105.675)	(3.607.757)	(22.709.000)	-	-	(34.422.432)
Net income (Loss) for the year	25.935.510	4.193.249	10.353.231	97.590.718	-	138.072.708
EBITDA[1]	65.983.243	25.409.346	117.467.790	(6.243.337)	-	202.617.042

Consolidated Assets & Liabilities
(as of December 31, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated
Total assets	3.282.258.220	990.542.752	5.232.764.443	877.591.880	(820.623.369)	9.562.533.926
Total liabilities	1.592.783.820	520.352.778	2.863.963.479	340.957.254	(820.623.369)	4.497.433.962

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500
Building #4	investor@pampaenergia.com	23
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

Information about the Conference Call

     There will be a conference call to discuss Pampa s second quarter 2010 results on Friday, August 13th, 2010 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of the Company, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0-800-444-0930 in Argentina, (1 800) 860-2442 in the United States or (1 412) 858-4600 from any other country. Participants of the conference call should use the identification password Pampa (72672) and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir page in the investor relation sector.

You may find additional information on the Company at:

www.pampaenergia.com/ir
www.cnv.org.ar

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500
Building #4	investor@pampaenergia.com	24
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.